

July 14, 2022

William Grogan
Senior Vice President and Chief Financial Officer
IDEX CORP ORATION
3100 Sanders Road
Suite 301
Northbrook, Illinois 60062

> **Re: IDEX CORP ORATION**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-10235**

Dear William Grogan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results Of Operations
Results of Operations, page 23

1. We note your disclosure on page 10 stating that during 2021, backlog significantly increased due to supply chain constraints. Given the significant backlog increase, if material, please tell us and revise future filings to discuss the impact on your financial statements. Your response should quantify the backlog balances for 2019 - 2021 and disclose any potential cancellations or timing delays that occurred during the periods presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction